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FINAL TRANSCRIPT
Thomson StreetEvents SM
FTR - Q1 2010 Frontier Communications Corporation Earnings Conference Call Event Date/Time: May. 06. 2010 / 1:00PM GMT

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Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

CORPORATE PARTICIPANTS

Greg Lundberg
Frontier Communications Corporation – Director-IR

Maggie Wilderotter
Frontier Communications Corporation – Chairman, President & CEO

Donald Shassian
Frontier Communications Corporation – EVP & CFO

CONFERENCE CALL PARTICIPANTS

Batya Levi
UBS – Analyst

Chris King
Stifel Nicolaus – Analyst

Gray Powell
Wells Fargo Securities – Analyst

Kevin Coin
Goldman Sachs – Analyst

Thomas Eagon
JPMorgan – Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to the Frontier Communications first quarter 2010 results call. This call is being recorded.

At this time, I would like to turn the call over to Mr. Greg Lundberg. Please go ahead sir.

Greg Lundberg – Frontier Communications Corporation – Director-IR

Thank you, Doris. Good morning, everyone. The purpose of this call is to discuss 2010 first quarter results for Frontier Communications, which were released this morning and are available on our website. If anyone needs a copy of the materials, please contact Lisa Lombardo at 203-614-5064. We anticipate the Form 10-Q will be filed later this week. On today’s call are Maggie Wilderotter, Chairman and Chief Executive Officer; Don Shassian, Chief Financial Officer; and David Whitehouse, Treasurer.

During this call, we will be making certain forward-looking statements, in particular on matters related to 2010 results and estimates. Please review the Safe Harbor language found in our press release and SEC filings. On this call, we will be discussing GAAP and non-GAAP financial matters as defined under SEC rules. In our earnings release and on our website, frontier.com, we have provided a reconciliation of non-GAAP financial measures to the most directly comparable financial matters calculated and presented in accordance with GAAP. Please refer to this material during our discussion. I will now turn the call over Maggie.

Maggie Wilderotter – Frontier Communications Corporation – Chairman, President & CEO

Thanks, Greg, and good morning, everyone. Thank you for joining our call today to discuss first quarter 2010 results for Frontier Communications Corporation. I’ll begin with a review of our first quarter results, followed by an update on our Verizon acquisition. First quarter 2010 results demonstrate our ability to perform well in a difficult marketplace. Revenues were $520 million, and adjusted operating cash-flow, or EBITDA, was $281 million, which is at the top of the industry with a 54% margin. Frontier generated free cash flow of $152 million in the first quarter and paid 52% of this to our shareholders as dividends.

These results reflect a lot of fundamental blocking and tackling. We did not run any major new marketing programs like our aggressive Rolling Thunder campaign in Q1 2009. Instead, we stayed the course with sustaining campaigns in limited markets. Despite the absence of a major marketing push, our Q1 revenue decline at 3.4% year over year was the lowest loss rate in more than a year. We achieved this by a consistent focus on upselling multiple products and services to our residential and business customers. This helped retention and expand revenue. More importantly, we did this in an economy where we have not seen any material improvement and where consumers are still watching what they spend. For example, 75% of our total high speed Internet customers and 55% of our residential voice customers are on a one, two, or three-year price protection plan. These plans let our customers control spending in the face of the rising costs from our competitors.

Another popular offering from Frontier is our Peace of Mind Offsite Data Storage and Tech Support product suite, which continues to gain traction with our customers. In Q1, 2010, we saw a 7% increase in the subscriber counts of the product’s two most popular options — our Drive Backup and Hard Drive Backup with Unlimited Tech Support. Overall, Peace of Mind services generated an average revenue per user of $11, up 10% over Q4 2009. Our voice performance continues to be very good. We have reduced churn levels, raised our average revenue per customer and have more upside ahead of us by moving customers to unlimited long distance. Despite the competitive pressures in the marketplace, our customer value and our quality and reliability is the number one product set for Frontier wireline products in the markets that we serve.

High speed Internet broadband net additions were 8,100 units, a solid performance activity based on our relatively low levels of promotional activity compared to the first and fourth quarters of 2009. Our high speed Internet churn continues at historically low levels of 1.5%. That’s a strong indication that consumers are happy with the consistency of our speed and the increasing availability of three and six megabit per second tiers. Our Dish Video growth in the quarter was 2,800 net adds. Video remains important to us, and our triple-play bundled video units have increased 14% since Q1 2009- and more than 75% of our video subscribers are in a triple play bundle.

Another new Frontier product is MyFiTV.com, which launched last quarter with the goal of helping broadband users spend less time searching for online television programming and more time watching it. In the first 60 days, the number of visits and the amount of usage exceeded our expectations, and we’re also proud that usage has surpassed the results posted by comparable sites. Since launch we’ve seen almost 2 million page views and close to 1 million unique visits. To date, we have not done any major marketing campaigns.

Moving to our commercial results, we’ve ramped our activity in 2010 to enhance capabilities, processes and products. We’ve expanded our sales team, both in size and focus, to make sure we get in front of all small medium and enterprise customers. Our efforts are already paying off, and we have a strong pipeline through year-end for CPE, end-to-end services, E-911, advanced IP and fiber solutions.

Business revenues represent 49% of our total customer revenues. We believe there is further upside potential as the economy improves. Business accounts in our territories are handled by high-touch local sales account executives who work closely with our general managers. We do not apply a national one-size-fits-all approach to these very important customers. As Don Shassian, our CFO, will discuss with the business results, they have improved in Q1 2010, including a 5% increase in average revenue per customer over Q1 2009.

In summary, we again delivered solid quarterly results. Consistent execution by our employees on the business fundamentals is the key to our future success in the Verizon property. I thank all of our employees for keeping their eye on the day-to-day operations during the Verizon acquisition approval and integration process. I also want to thank our future employees at Verizon who are working hard to serve their customers during this transition. We look forward to having them join the Frontier team.

Now, I would like to update you on our Verizon transaction, which we announced one year ago this month. We’ve come a very long way, and the efforts of our employees have carried us within sight of the finish line. Over the past few weeks in particular, several milestones have been achieved. Two states delivered regulatory approvals in April — Washington on April 16th and Illinois on April 21st. Oregon granted our application on February 26th. That leaves only West Virginia and the FCC to complete their review of the transaction.

On April 12th, we closed a very successful offering of $3.2 billion of Verizon SpinCo notes at a weighted average interest rate at 8.36%. This offering was sufficient to fully finance the acquisition cash payment to Verizon. These notes were raised at the SpinCo level with the funds being held in an escrow account until closing. After closing, they will become our obligation. The oversubscription of our high yield offering reinforces the confidence investors have in Frontier and our ability to successfully close and integrate the Verizon property.

With regard to the required preclosing integration activities, we’re running test system conversions to complete the West Virginia cut over. In May we started training all current Verizon West Virginia employees on our systems so they will be ready on day one to handle customer calls and field services. In the 13 North Central property states, as planned and on schedule, Verizon created and formerly separated the customer phasing systems that will become ours at closing. These systems are running commercially today, and we will continue to test all processes until closing.

Organizationally, we will implement our local area managers’ structure, and are now hiring general managers for the Verizon territory. We’re also developing our go-to market strategy so that at close we can have effective interaction with employees and customers. We are on track for closing at the end of Q2, and remain confident in our ability to improve results in these new markets. I want to reiterate some of the key goals for 2010 that I shared with you on our last call, since they will drive our success in these Verizon properties. Competitive engagement and customer focus is the name of the game, and these goals will get us there; first, increasing our broadband capacity and speed; next, expanding our Peace of Mind services to our installation repair appointment window, including full install; third, pushing a higher percentage of sales to our ultimate channels. Fourth, using our call centers, commercial sales teams and local initiatives to attract and retain customers; fifth, launching new products and driving penetration of all products and bundles; and finally, enhancing the customer experience with more value at competitive prices.

This is a transformational deal for Frontier, providing scale, scope and synergy opportunity. Significant cash-flow potential will come from selling more products, expanding broadband offers and and improving our combined cost structure. This transaction will also dramatically reduce our leverage to levels approaching investment grade. Finally, we remain committed to an annual $0.75 dividend at close for our shareholders. Let me now hand the call over to Don Shassian, our Chief Financial Officer, who will give you the financial overview for the first quarter of 2010. Don?

Donald Shassian– Frontier Communications Corporation – EVP & CFO

Thank you, Maggie, and thank you, everyone, for joining us this morning. The first quarter for Frontier Communications saw improved customer trends, along with both sequential and year over year expense reduction to help us maintain our consistent profit margins and cash flow. Our adjusted EBITDA margin was 54%, and the free cash flow for the quarter $152 million, which puts us comfortably on track for a guidance of $450 million to $457 million for 2010.

Today, I’ll walk you through Frontier’s core operating results, introduce our new reporting metrics for business customers and provide an update on the upcoming closing of the Verizon transaction. Before I begin, I’d like to note that our Q1 2010 earnings per share of $0.14 includes the after tax impact of merger and integration costs. Our adjusted EPS excluding these costs was $0.16. Customer revenue in the first quarter was $431 million, which I’m pleased to say represents our first lift in some time. On a year over year basis, the customer revenue decline 3.8%, which is better than the 4.7% decline in the fourth quarter of 2009.

The improvement in customer revenue is coming from growth in data and Internet services, lower bad debt as our aging continues to improve, and lastly from the curtailment of the video credits in 2009 from our successful Rolling Thunder campaign in Q1 of last year. Data Internet services improved 2.1% sequentially and 4.2% year over year. It is now 31% of our revenues. As you heard Maggie talk about, it is a key focus area for us. Our people, products and the corresponding focus on managing the business at the local level are having an impact in the market. Furthermore, the data strength is coming from both commercial and residential. Switchbacks as minutes of use were down 12.6% year over year. This contributed to an overall 1.4% decline in switchbacks and subsidy in the first quarter of 2010; however, that rate of decline slowed due to higher USF contribution factors resulting in higher surcharges being billed to customers in NECA. Switched access and subsidy are just 17.1% of our total revenues.

I think it’s worth noting that the Verizon SpinCo property’s 2009 regulatory revenue was 10% of total revenue. We therefore expect our revenue from switched access and subsidy on a pro forma basis, including the Verizon properties, to be approximately 13% of total revenues, and that includes surcharge revenue. Let me now turn to some of the customer metrics behind our revenue performance. We introduced residential customer metrics last quarter. In this quarter, we are introducing business customer metrics. This additional disclosure is done to give you insight into the trends behind our numbers; and more importantly, present our results to you in a way that’s aligned with how we measure a full year performance. We have designed these metrics to focus on customer accounts, the revenue a customer generates, and our retention rate of these customers. As a management team, these are metrics that we use to run the business.

The Q1 2010 residential customer base is down 7% compared to Q1 2009. This is lower than our reported residential access line decline of 7.3%. The better performance in the customer line reflects a 12 basis points reduction in churn to 1.37%, which is driven by our ability to sell multiple services to our customers. We saw a 5% increase in products per customer in Q1 2010 versus Q1 2009, which helped increase our ARPU by 2.8%, an improvement over Q4 2009. Overall, residential customer revenue was up 1% sequentially and down 4.4% year over year. Frontier served 138,000 business customers at the end of the first quarter of 2010. This is a new reporting metric for us. We have three categories of business customers. One is wholesale carrier, a second is enterprise/Medium, and a third is Small/ROHO. Our total Q1 business customer count was down 7.8% year over year, with a larger reduction in Small/ROHO than in the other categories, which represents loss of customers with lower revenue streams and ARPU. A losses in this Small/ROHO segment have been consistent the past four quarters, and is the portion of our commercial base that has been most affected by the downturn in the economy.

Our total business customer ARPU for Q1 2010 was $503.41, a 5.2% increase over Q1 2009 levels. This tells you that we lost customers with a lower monthly recurring charge — MRC — and gained traction with customers with a higher MRC. We expect that the sales efforts Maggie talked about will positively impact all three business customer categories in 2010, and that as the economy improves we expect to see improvement in the Small/ROHO category. As for traditional reporting of access lines, our Q1 2010 total line loss rate of 6% was our lowest in eight quarters. Residential line losses of 7.3% year over year were an improvement from the annual line loss rate in Q1 2009 of 8.1%; and the business line loss of 3.7% also improved when compared to the annual business line loss rate of Q1 09 of 5.2%.

Moving down the income statement, our disciplined approach to controlling expenses resulted in a 4.4% decline from Q1 2009 in our adjusted cash operating expenses. By keeping our expense reductions ahead of a 3.4% total revenue decline, we were able to deliver an improvement in the adjusted EBITDA margin 54%, up from 53.5% in Q1 ‘09. This adjusted margin excludes $10.4 million of merger and integration expenses we incurred in connection with the Verizon transaction, as well as our adjustments for noncash pension expense and severance costs for all periods presented. Due to the revenue initiatives and expense controls we have in place, we are reiterating our standalone Frontier guidance of adjusted EBITDA margins in the 53% to 56% range. As it relates to our integration costs in connection with the Verizon transaction, consistent with the expectations we have previously communicated, we are projecting $100 million of transaction and integration expenses in 2010, of which $10.4 million was spent in Q1. Our capital expenditures were $70 million for the first quarter, with $40 million of that for business as usual Frontier. This compares to our $220 million to $240 million 2010 Capex guidance and reflects the seasonally lower first quarter spending levels. Our integration Capex estimate for 2010 remains $180 million, of which $30 million was spent in Q1.

Our net debt to Adjusted EBITDA ratio at quarter end was 3.9 times, comparable to Q4 2009. We do not have material scheduled debt reductions during the quarter. This moderate leverage level combined with our strong operating results was key to our ability to raise $3.2 billion of debt financing with Verizon SpinCo last month. As Maggie mentioned, the weighted average interest rate was 8.36%, and we were able to comfortably ladder debt into four traunches, maturing in 2015, 2017, 2020, and 2022, which we think is optimal for future refinancing activities. This financing is sufficient to fully fund the special cash payment to Verizon. The proceeds of the notes are currently held in escrow and will become our obligations at closing. We have also entered into a new $750 million revolving credit facility which will be affected at closing. We are pleased to have completed the financing for our acquisition and the appropriate opening balance sheet liquidity. We view the success of this financing as a measure of the confidence investors have put on our proforma capital structure and the strong cash-flow outlook of the new Frontier.

I will now like to give a brief financial update as it relates to pending Verizon transaction. We have received March 31, 2010 operating unit results from Verizon, which I would like to share with you. Please note that we have not received the March 31 financial statements; therefore, I will limit my discussion to only the key operative metrics at this time. First, access lines as of March 31, 2010 were 4,108,000, down 107,000. This represents a 2.5% sequential decline and an 11.2% decline year over year. These are the best metrics we have seen since we announced the transaction. High speed Internet subscribers, representing both DSL and FiOS technologies were 1,067,000, with net adds for Q1 of 6,200. FiOS TV subscribers were 114,000, with net adds of 3,300 for Q1. It’s important for me to emphasize that these results are essentially in line with our initial expectations of SpinCo performance when we entered into the transaction a year ago. Verizon continues to spend marketing and capital dollars in the markets. Keep in mind that roughly 40% of the SpinCo territory — and higher in some cases — is selling only voice service. This explains much of the variance between Frontier’s operating metrics and SpinCo’s. It also represents the tremendous opportunity Frontier has to improve broadband penetration, along with customer metrics to follow. In Frontier’s territories, as of March 31st, 2010, our broadband availability is 92%, with 68% of our users able to get three megs or higher; 42% able to get 6 megs or higher, and 14% able to get 20 megs or higher. In summary, we are well on our way towards successfully delivering on all the goals that we laid out for the first half of 2010. First, continue to deliver strong results in the legacy Frontier business, which we have shown with our Q1 results. Second, complete the SpinCo financing, which is done.Third, ensure West Virginia systems are ready for conversion at closing, and the 13 state systems are tested and working, which we continue to work on. And fourth, obtain the remaining one state approval, plus the FCC’s approval.

We delivered excellent results on our core business at the same time that the entire organization is final stage of the preparation for the Verizon transaction. That was no small task, and reflects the discipline of all our employees. As we have shown before on prior acquisitions, we are still in the drive to make the Verizon acquisition a huge success. The capital markets have spoken in terms of our debt financing. The DOJ and the shareholders supported us early last year, and now eight of the acquired states have approved the transaction. We delivered all of these constituencies, recognize that all shareholders will potentially benefit from the transaction, both in terms of improved broadband in a financial sound employer that’s been committed to quality service since 1935. As we move towards the June 30/July 1 closing, we remain extremely focused on the West Virginia systems preparation as well as the systems in 13 other states. Our capital deployment plan is firming up and our employees are getting ready for opening day. We truly look forward to reporting back to you in August as the New Frontier. And with that, let me pass the call back to Doris to open the call up for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). And our first question comes from Batya Levi with UBS.

Batya Levi – UBS – Analyst

Could you tell us a bit more around the drivers for the improvement in revenue decline? On the consumer side, it looks like ARPU growth accelerated nicely. Were there any price increases during the quarter? And also could you talk about the competitive environment that you’ve seen right now, what I assume are the drivers for lower churn — customer churn that we saw in the quarter, thanks.

Maggie Wilderotter – Frontier Communications Corporation – Chairman, President & CEO

I’ll start, and Don, you can jump in. No, we didn’t do any material price increases during the quarter. It was strictly business as usual. I think one of the big drivers was our continued push for data and Internet services. And because we didn’t run any major promotions during the quarter, we didn’t have a lot of discounting going on in the quarter. In addition to that, we started to see a higher video revenue because the Rolling Thunder customers from the first quarter of last year had a free video package for 12 months.

So in the quarter of — this first quarter of 2010, we started to realize the incremental increase in the video revenues from those customers. We also did a lot of outreach during the quarter and after the quarter to make sure the Rolling Thunder customers stayed on service with us even after the promo expired; and we were very successful, not only in reaching them, but getting them to stay on service, and in many cases even upgrading. So I think it was a number of initiatives that we did throughout the quarter that helped strengthen the customer revenue profile. From a competitive environment, we are continuing to see cable competition in our markets. Our overlap from a triple-play prospective is in the mid-70s, so we keep an eye on that. But I also think, again, the blocking and tackling, the proactive service that we do, the Peace of Mind services that differentiate us in the marketplace and our price protection plan have really enabled us to continue to drive churn lower and to sell value to our customers and keep them on service.

Batya Levi – UBS – Analyst

Okay. Thanks.

Operator

(Operator Instructions). And we’ll go next to Chris King with Stifel Nicolaus.

Chris King – Stifel Nicolaus – Analyst

Good morning. Couple of questions for you. First of all, was wondering, I know, Maggie, you had said you hadn’t seen any certainly dramatic changes in the macro economic outlook; just was wonder how you guys view the economic macro sensitivities with respect to your legacy properties versus the Verizon properties, whether you view those Verizon assets as having a little bit more cyclical type of flows to them in any way, shape or form. Also, was wondering if you could comment in any way, shape or form on the latest efforts by the Unions in West Virginia to delay a final vote by the state PSE with respect to the Verizon transaction. And then just on the topic of the day, I guess, just was wondering if we could get your comments on the SEC’s move to at least, lightly, as they call it, regulate broadband via Title II?

Maggie Wilderotter – Frontier Communications Corporation – Chairman, President & CEO

Hi, Chris. So from a macro economic outlook perspective, we continue — the good news about Frontier is we do business in 24 states today, so we are pretty much broadly across the United States. And while we have seen stability over the last couple of quarters, and I think Don also mentioned that our aging has definitely improved, and we’re not seeing the same business fall off that we did in ‘08 and ‘09, we have not seen recovery yet in terms of businesses materially growing, customers really opening up their wallets in a different way. And we actually think that’s really more of a change in level set and we’re not — we don’t have a huge expectation that that’s going to change over night. We think we’re going to continue to see that sort of level of stability throughout the rest of 2010.

Now with regard to the Verizon properties, I think as you know, 11 of the 14 states we already do business in, and I would say that probably the macro economic environment in those states is very similar to what we have experienced in those states already. In Washington and the Carolinas, I think we might see some better trends in those states, I don’t know. We’re going to have to wait and see. But all we can look at right now are the metrics that Verizon is delivering, and assume that they’re probably pretty much in the same position that the states where we do business are.

In shifting over to the Union in West Virginia, I think the Unions have been very vocal in that state since day one. We continue to work and have reached out to the Unions many times. I think as you know, we have over 30 bargaining units in our Company today, with CWA and IBEW. We know that it’s important to have good relationships with them. We have renewed a number of contracts since May of last year when we announced this transaction. And we also believe that the issues that they have had concerns with, we have provided the Commission with the appropriate answers for those issues to allay any fears about moving forward with this transaction.

This transaction is a good transaction for the state of West Virginia, for the employees that we’re going to inherit in that state that we have committed to keep employed on the front lines with techs and customer support, and we will honor the Union contracts that are in place in that state just like we will honor them in all the other states where we do business. So we are confident that the Public Service Commission will vote in favor of this transaction, we are looking forward to that happening in the next several weeks. And then finally shifting over to the FCC and the hot off the press announcement yesterday that they’re leaning toward some form of a Title II umbrella for broadband, I think we come from a position that we really need to see what this notice of proposal will make and will be and really study it.

I think we remain very committed to an environment where broadband can continue to grow, and companies that operate on that platform — whether they’re network operator providers like us or application providers — you want an environment where you can continue to have innovation and continue to have an incentive as a Company like ours to deploy broadband and to maximize return on the capital investment we have to put in in order to expand those services to customers. So we will — we’re going to hold our thoughts on this until we get more information about it. I was at the Commission last week, I did talk to the Chairman, and I truly believe that his efforts are not out of alignment with what we want as a Company, and that is, to be in a situation where we have the ability to manage our networks, we have the ability to price and provide different levels and tiers of services in a nondiscriminatory way. And I think we’re just going to have to see how this plays out over the next several weeks.

Chris King – Stifel Nicolaus – Analyst

Thank you.

Operator

And we’ll go next to Gray Powell with Wells Fargo Securities.

Gray Powell – Wells Fargo Securities – Analyst

Good morning, everyone. Thanks for taking the questions. I just have a couple. So once you take control over the Verizon properties, how quickly can you implement your own marketing and promotions to help access on trends improve? And then obviously you guys take a much more local versus national approach. How should we think about you — I mean, do you have to add bodies to the effort, or how should we think about you ramping up that effort? And then separately, obviously, you guys have seen a very steady improvement in access line trends over the last few quarters. How much of that has been driven by Company-specific efforts versus an improved economy or an abatement in cable competition? Thanks.

Donald Shassian – Frontier Communications Corporation – EVP & CFO

Gray, on the access line trends, there is certainly there’s a combination of a lot of matters here. One is, we introduced last year some very successful promotions which helped us reduce churn. We have made some key investments in our systems and our people, in customer service, both from a rep standpoint and a technician standpoint; bundling more products, increasing more penetration and stickiness to all those products. I think that has been a very big assist for us. We have not seen significant increases in cable rollouts as well, so that’s enabled us to continue to be very aggressive in those areas, and we are not seeing a lot more increased competition. In the economy, I think on the residential side, it certainly has assisted us as people are not attuned to move if their home value is not where they want to be.

But the flip side is it’s not been helpful on the commercial side, as businesses over the past two years have been downsizing employees. They have also been coming to us wanting to decrease their communication spend — not to leave, but really decrease their voice spend, maybe increase their data spend. So I think it’s been across the board. I think it’s been a number of factors. I don’t think I would point to any one as being the driver — it’s been a thousand points of light. But we’ve been very focused on our margins, on our pricing — been very disciplined on our pricing, been very focused on our churn. And we really try to retain our customers, because it costs an awful lot to acquire a new customer. It can cost a lot less to just maintain them, keep them very happy and satisfied and so they’re more in there with you. So it’s really been a number of different points there.

Maggie Wilderotter – Frontier Communications Corporation – Chairman, President & CEO

And just with regard to your question on our marketing plans in the new Verizon markets, I think as you know, when you do a very large transaction like this, what you want to make sure is that employees are comfortable with products and services that you’re selling in the marketplace before you really turn the spigot on and start driving activity from a phone call perspective into customer service and into alternate channels. And so I’d kind of split out the answer in focusing on West Virginia, which is converting all of its systems over to our system, and we will look at normalization period where we will get employees very comfortable in selling and servicing the customers on a day-to-day basis and also the billing cycle that we have to go through in that marketplace before we kind of put the pedal to the metal on marketing promos. And we have those promos on the shelf. We know what we want to do, and we have a flexible plan that once we get to the point where there is normalization after this conversion, we will get very aggressive in the marketplace.

And we look at this plan over all; not just for West Virginia, but the other 13 states, as a 180 day plan. It’s really a marketing plan through the end of 2010. In the SpinCo properties, it’s also similar. We want to have a period of time of settling in for our new employees. We are also mapping our products and services to the existing Verizon products and services that are offered in those markets. And we have a one to 30-day plan, 30 to 90, and then 90 to 180. So you will see us do different things and different offers in the marketplace. We’re also pretty customized, I think as you know, from a local engagement perspective. So we don’t have one size fits all, nor will we have that over time in these Verizon markets. And out of the gate, we will also have a parallel marketing plan for the FiOS systems as well. So more to come on that. But we do have, I think, a very solid marketing plan. But we will implement it appropriately when we know that the systems and the employees are capable and competent to handle what we want to drive in the marketplace.

Gray Powell – Wells Fargo Securities – Analyst

Okay, great. That was very helpful. Thanks for taking the question.

Maggie Wilderotter – Frontier Communications Corporation – Chairman, President & CEO

You’re welcome.

Operator

And next from Goldman Sachs, we’ll move to Jason Armstrong.

Winston Len — Analyst

Hi, this is Winston Len on for Jason. Thanks for taking the question. So we’ve got a wireless strategy here. Sounds like SkyTerra is interested in putting together wholesale wireless data network, and (Inaudible) obviously has something up and running. Would a joint venture on an MVNO relationship be of interest to Frontier (inaudible), and how do you think about the pros and cons of partnering someone on wireless? And then I have a follow-up.

Maggie Wilderotter – Frontier Communications Corporation – Chairman, President & CEO

Well, we have not looked at SkyTerra as an MVNO partner at this point in time. I think as you know, we have 19 wireless data networks that we’ve built in our markets in a mesh network that provides great coverage to our customers. We will look to expand that into our new markets. In addition, we are doing a voice trial, that’s a WiFi cellular voice trial, in one of our markets as we speak, and that will inform us a little bit more from an MVNO perspective of what we would look to do in the future. So we’re not adverse to looking at other MVNO opportunities, whether that’s satellite or it’s with a cellular provider, but I think at this point, we have been very focused on, “Let’s get this transaction over the finish line, let’s stay focused on our day-to-day activities.” And once we get through that, then we’ll start to take a look at what maybe some of the options would be from a wireless perspective.

Donald Shassian – Frontier Communications Corporation – EVP & CFO

And please note, we view the wireless, I think, as a — wireless voice — as a business we would like to be in.

Maggie Wilderotter – Frontier Communications Corporation – Chairman, President & CEO

Yes.

Donald Shassian – Frontier Communications Corporation - EVP & CFO

We’ve been exploring that for a number of years trying to look for different avenues of a way that it can be bundled effectively with our existing products that can help make that customer sticker, reduce churn, but it still has to be a profitable venture — just not for being in it for sake of being in it. So we’ve been searching for ways that it can be unique, it can be different, and we’ll continue to explore that. So we’ve looked at different things, we’ll continue to look at things, and hopefully we’ll find a solution that will work for our customers in our territories; but also, obviously at the end of the day, it’s got to add value for our shareholders, and we’ve got to find a way to be effective where we can really make money on that.

So we continue to explore, and I’m sure that with the larger size Company that we’re going to be, obviously that gives us a lot more leverage in looking at different alternative technologies, solutions, partners, which we will look at when the time is right.

Winston Len — Analyst

Great. And maybe just given the (inaudible) for the system conversion in West Virginia, if you could give us bit more details on the preparation for that so far and what remains to be done? And then on the close, what’s the best way for investors to track the success of that conversion?

Donald Shassian – Frontier Communications Corporation – EVP & CFO

I’m not sure I can give you much more color. I mean, what we’re doing — the conversion essentially is doing a number of series of mock conversions; of taking actual data from the West Virginia systems of Verizon, putting them into our systems, you identify what data and processes don’t work, and you evaluate them to see whether you can modify your system to make them work in an automated fashion. You have to look at them and say, “Well, do I need to do it at the manual?” Or do you say, “Wait a minute, I don’t need to do it.” And then as a result, you make some changes. You then do another mock conversion, you put it through. You identify what doesn’t flow through plainly. You continue the make changes. And we will just continue to make those mock conversions and data extracts.

There’s both residential, there’s commercial, there’s wholesale. It’s both from a billing system, it’s an awful lot on the operating support system. We continue to move forward on that. There’s a lot of work being spent on the wholesale side to make sure it’s being as sophisticated as Verizon has. Verizon has very sophisticated wholesale systems, but we’re doing some enhancements to our wholesale systems to enable us to be — meet the needs of the CLECs in the West Virginia area. But we have been spending a lot of time on that and testing it, and today — actually, the CLECs are data testing our wholesale systems through both ASRs and LSRs, and that is underway as we speak, that’s one of our critical milestones of ours to get done that the CLECs are comfortable with the systems conversion from their standpoint works. But it’s all in a process. It’s been a lot of testing, a lot of issues to report on. It’s not done, but — we wouldn’t expect it to be done at this point in time — but we’re making very good safe drivers, and are targeting to to be ready for the June 30/July 1 close.

Maggie Wilderotter – Frontier Communications Corporation – Chairman, President & CEO

Yes. The only thing I would add to that is we look at success with these conversions in West Virginia. We really look at it from the customer perspective, that’s the most important thing here. And we do have a variety of different customers; but if you think macro for our residential and commercial customers we want to make sure that we don’t have customers waiting on hold time to get calls — as they call in to us to get their questions answered. We want to make sure we don’t have backlog in terms of installations and repairs out in the field. And last but certainly not least, we want to make sure that the bills go out correctly. So that’s how we’re going to measure the success of this conversion. That’s what we’re focused on, and that’s what we’re testing for as well.

In addition to that, we will make sure we have — we are over staffing in West Virginia for the first — at least the first 30 days to make sure that we have lots of hands on deck to help our employees to our new Omni systems, to get up to speed on those systems, but not at the expense of the customer. So we’re going to have extra people in West Virginia both in the customer service centers as well as tech and op support. So that’s really what we’re looking at from a conversion perspective. We have done many of these conversions. I think many of you on this phone call know that we consolidated at Frontier all of our billing systems over the last several years and also absorbed the conversion in Pennsylvania when we bought Commonwealth. So we are effectively implementing that blueprint.

Unidentified Participant — Analyst

Great, thank you.

Operator

(Operator Instructions). And we’ll go next to Kevin Coin with Goldman Sachs.

Kevin Coin – Goldman Sachs – Analyst

Hi, good morning. Thanks for taking the call. Just a couple of quick questions, one for Don. Relates to the rating agencies; it seems like they’re kind of setting a higher bar for getting to IG with some of the telcos that are out there. I was just wondering, since the deal was announced, have you had any discussions with them? And perhaps you could give us a little color perhaps what you think they’re looking for, let’s say, within the first year of closing. Are they looking for progress on synergies or improvement in the metrics of the combined business? And I guess for Maggie, obviously some people in the telco space been pretty rapid in their movement on the M&A front. I was just wondering, obviously you guys will be busy with the integration of the SpinCo business, but can you give us a sense as to how you would feel about pursuing other M&A opportunities down the road in terms of a timing? Would you prefer to get most of the — accrue most of the synergies, or could you move faster? And if so, would it only be looking at our life business models or would you potentially look at other telco business models?

Donald Shassian – Frontier Communications Corporation – EVP & CFO

Kevin, on the rating agencies, we obviously have had several meetings with the rating agencies over the past 12 month. And they have been very good discussions. You obviously share a lot more information with them than you do the general public, let them know about your plans and the intricacies of your modeling and your opportunities as you go forward. I think that they will be monitoring our progress, as you said, in a lot of metrics. They want to see how we’re doing with our existing business in terms of our revenue and our cost structure, and even our margins and our Capex, our customer gains and losses, our high-speed penetration. And likewise, they’re going to look at the 14 states as well as to how we’re going to break that out and communicate to them in terms of how we’re doing the customer change. 11.2% access line loss rate, I think they will be looking to see that we reduce that over time, which we’re expecting to reduce 200, 300 basis points, we believe, as we get that market’s — market improvement underway. Deploying the broadband — as you know, these properties are about 62% broadband availability. We are making commitments in many of these state approval processes. Even though it’s not required to do so, we’re making commitments to expand broadband in all these states, which is the right thing to do and which we plan to do and which we really want to move as quickly as possible.

And we do expect to put out a local market strategy in place to take advantage of those existing broadband available markets and the new ones to be able to increase broadband availability, therefore looking at what are the revenue trends are going to be, what the EBITDA (inaudible) is looking like, what are the cost savings that we said we’re going to achieve, what’s our plans for that as we put more details out and then deliver on those. I think it’s — to me, it’s we’ve been saying what we’re going to do, and once we get past closing, we’re going to be exclusive about what we’re going to do and when, and then it’s doing what we say. And I think that’s going to be the confidence that we’re delivering on what we say we’re going to do. We hope that — we believe that the capital structure we see that we deliver on this business out of the gate, and very shortly after, will put us in a position to have investment grade metrics. We think we’re obviously going to (inaudible). We demonstrate it’s sustainable, and hopefully we’ll get the nod on that. I do want to reiterate, however, that we are not looking to be investment grade; we are looking to have a different leverage profile and to be down to 2.5 times leverage and metrics that are similar to that if we think it’s the right risk profile for this business. We believe that should be investment grade and that should merit investment grade. If it doesn’t, that doesn’t mean that we’ll be chasing the lower metrics to get there. We believe this is the right level to be at.

Maggie Wilderotter – Frontier Communications Corporation – Chairman, President & CEO

Yes, and with regard, Kevin, to your question on mergers and acquisition activity, I think as you know and our commitment to our shareholders is to keep our heads down on this transaction, get it over the finish line and then deliver on the revenue and cross synergies that we said we would do. In tripling our size, we don’t take that lightly. We know this is big initiative for the Company, and we also have a structure for this deal — a Reverse Morris Trust structure that also requires us to wait a specific period of time based upon the tax structure of this deal. Now with that said, if we move faster and we can get integrated and really accomplish the synergies other transactions, and especially smaller tuck-in transactions. But our number one, two, and three priority at this point is to take these Verizon properties and really get them operating at a level that we expect to see them at.

Kevin Coin – Goldman Sachs – Analyst

Great. And I may have missed this in the commentary, but just a housekeeping one. Has West Virginia told you when they would expect to report on the approval, or?

Maggie Wilderotter – Frontier Communications Corporation – Chairman, President & CEO

Well, we believe that it will be in the next several weeks. They have been deliberating. We have had conversations back and forth. But we are very optimistic that it will be fairly soon.

Kevin Coin – Goldman Sachs – Analyst

Great. Thank you, and good luck.

Donald Shassian – Frontier Communications Corporation – EVP & CFO

Operator, one last question, please.

Operator

And our next question comes from Thomas Egan with JPMorgan.

Thomas Egan – JPMorgan – Analyst

Good morning. Thank you for taking the question. Is there any color you could pass along to us on the the segregation of the mirrored systems that Verizon has set up on the non-West Virginia states, either positively or negatively? Can you tell us anything about how that’s going?

Donald Shassian – Frontier Communications Corporation – EVP & CFO

Yes. Verizon has essentially completed that work, and they gave us notification the middle of April formally that they have completed the separation of the systems and they are operating on a standalone basis and that they’re operating effectively from their standpoint. That enabled us to start doing our testing. So they have accomplished what they wanted to do. It’s working in a commercial environment and it’s up and running. It’s servicing customers — orders, installs, troubles, billing, et cetera. It’s all been accomplished, and they had a third party do some — a validation from their standpoint that was required by some of the state commissions, and we are in the process of testing that and looking at order intervals, if you get answer time and the like, and validating that things are working appropriately.

So there are some things to just sort of iron out. I don’t think we’ve had any major customer impacting issues of real significance. It’s been a couple of items they have had to sort through, but I think they’ve been jumping on those pretty quickly and we have time to sort them out. So I think they have done a nice job. It seems like they have been meeting their obligations to us in timing of getting it done, and we’re now in the testing mode. And we’ve got a June 30/July 1 close; obviously, we’ve got another six weeks-plus of testing and continued work out in dealing, making sure customers are being serviced appropriately and there’s a minimal impact to those customers. So, so far it’s going well. It’s got more things to key up to home, but I think they have done a nice job meeting their obligations to date for us.

Thomas Egan – JPMorgan – Analyst

Great. Thank you.

Maggie Wilderotter – Frontier Communications Corporation – Chairman, President & CEO

So again, the first quarter was a very solid quarter for Frontier. I do want to thank you all for joining us this morning and for your continued support of our Company. And we will look forward to reporting our Q2 results in August as the new Frontier. Have a great day.

Operator

Ladies and gentlemen, that does conclude today’s presentation we thank you for your participation.

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About Frontier Communications

Frontier Communications Corporation (NYSE: FTR) is a full-service communications provider and one of the largest local exchange telephone companies in the country serving rural areas and small and medium-sized towns and cities. Frontier is included in the S&P 500 Index. Frontier Communications offers telephone, television and Internet services, including wireless Internet data access, as well as bundled offerings, specialized bundles for small businesses and home offices, and data security solutions. Additional information about Frontier products and services is available at www.frontier.com. More information about the transaction with Verizon may be found at www.frontier.com/ir.

Additional Information and Where to Find It

This communication is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the Securities and Exchange Commission (the “SEC”) has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS IN FRONTIER’S COMMON STOCK ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

Frontier’s stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions.

Forward-Looking Language

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance.  Words such as “believe,” “anticipate,” “expect,” “intend” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to:  Our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; for two years after the merger, we may be limited in the amount of capital stock that we can issue to make acquisitions or to raise additional capital; our indemnity obligation to Verizon may discourage, delay or prevent a third party from acquiring control of us during the two year period following the merger in a transaction that our stockholders might consider favorable; the ability to successfully integrate Verizon’s local exchange business and related activities that we expect to acquire into Frontier’s existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to successfully migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines that cannot be offset by increases in High Speed Internet subscribers and sale of other products; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of changes in the availability of federal and state universal funding to us and our competitors; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can affect demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in difficulty in collection of revenues and loss of customers; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2010 and beyond; declines in the value of our pension plan assets, which could require us to make contributions to the pension plan in 2011 and beyond; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other natural disasters.  These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings.  We undertake no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statement, whether as a result of new information, future events or otherwise unless required to do so by securities laws.